Exhibit 99.1

Maris-Tech Expands European Reach with New Distribution Agreement in Poland

Collaboration with Armit Addresses Growing Demand for Defense Video & AI Solutions

Rehovot, Israel, May 02, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has entered into a new distribution agreement with Armit Sp. z o.o. (“Armit”), a leading Polish defense solutions provider. The collaboration represents a key step in Maris-Tech’s European growth strategy, which is to expand access to its advanced video streaming, AI, and situational awareness platforms in one of Europe’s most strategically important defense markets.

Founded in 2015 and headquartered in Warsaw, Poland, Armit specializes in defense system integration, communications infrastructure, and electronic components and serves as a trusted partner to Poland’s armed forces and security agencies. Pursuant to the agreement, Armit will distribute Maris-Tech’s suite of ruggedized video processing and intelligence platforms, including products designed for armored vehicles, drones, naval systems, and mobile tactical units.

This announcement follows Maris-Tech’s broader strategy to expand its global distribution network, bringing real-time video intelligence and AI-driven situational awareness to more defense customers across Europe and beyond.

“We’re excited to collaborate with Armit as part of our European expansion,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Armit is an ideal collaborator to help us grow our footprint in this market, enabling a larger customer base to benefit from our innovative AI and video solutions.”

“At Armit, we pride ourselves on offering the best technology to our customers. We are proud to collaborate with Maris-Tech and look forward to introducing their innovative video and AI edge computing solutions to the Polish market,” said Mr. Dariusz Sobczak, President of Armit.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the Company’s European growth strategy, the Company’s broader strategy to expand its global distribution network, that Armit is an ideal collaborator to help the Company grow its footprint in the market, enabling a larger customer base to benefit from its innovative AI and video solutions and introduction of the Company’s innovative video and AI edge computing solutions to the Polish market . The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com